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                                                                 EXHIBIT (a)(97)

ATTORNEY GENERAL MOVES TO BLOCK HOSTILE TAKEOVER

April 7, 2004

         LANSING - To ensure fair competition between businesses and provide a better climate for consumers, Michigan will join the U.S. government and several other states to block Oracle Corporation's attempted hostile takeover of PeopleSoft Inc., Attorney General Mike Cox announced today.

         "We're joining this fight to make sure Michigan taxpayers do not have to pay more for goods and services, and to help guarantee a continued, diversified business market," said Cox after the state filed a motion in federal District Court in San Francisco to intervene in the antitrust suit. "I will fight to make sure that Michigan businesses and consumers aren't at the mercy of those who seek to evade our anti-trust laws for their own unjust gain."

         Michigan will be the eighth state to join with the U.S. Department of Justice, which originally filed the suit to block Oracle Corp.'s effort to acquire PeopleSoft Inc. Oracle Corp. and PeopleSoft Inc. are two of the nation's leading providers of human resource and financial management enterprise software applications.

         Cox said that if Oracle acquires PeopleSoft, the merger would impair competition between businesses, government agencies, and other organizations that depend on their products. Some estimates place the cost to Michigan taxpayers at more than $130 million.

         Oracle earned more than $9 billion in revenues in 2003, which includes over $2 billion of total revenues related to enterprise software applications. PeopleSoft Inc. earned more than $2 billion in 2003, comprised entirely of enterprise software applications related revenues.

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For further information contact: Matt Davis
517-373-0481 (Office)
State of Michigan, Department of Attorney General